

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 12, 2007

Lisa McDermott
Chief Financial Officer
Pall Corporation
220 Northern Boulevard
East Hills, NY 11548

> **Re: Pall Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2006**
> **File No. 1-4311**

Dear Ms. McDermott:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2007

Segment Information, page 15

1.   Thank you for the additional information regarding the "four processes that provide the mechanisms to support the CODM's resource allocation decisions and performance assessments". As you have indicated, these mechanisms include Annual Strategic Planning, Annual Business Planning/Budgeting, Business Performance reviews and periodic meetings of the executive management team. Based on the information you have provided we note the following:

- As part of the Annual Strategic Planning sessions, your Market Leaders review opportunities to expand their target markets (Medical and BioPharmacueticals for the Life Sciences segment and General Industrial, Aerospace and Transportation, and Microelectronics for the Industrial Segments) through product, geographic, pricing and marketing growth objectives. You further indicate that based on all of the information and input obtained through the Strategic Planning session (which we assume includes the market opportunities identified by the Market leaders), the CODM makes resource allocation decisions to those initiatives that are deemed to optimize the Company's ability to achieve the total Company financial objectives. As such, it appears that the markets identified, specifically the target markets, meet the definition of an operating segment pursuant to paragraph 10 of SFAS 131.

- Your CODM participates in Quarterly Business Performance Reviews and as part of this quarterly review, the CODM reviews discrete financial information, including sales and gross profit information for the Medical, BioPharm and BioSciences markets which comprise your Life Sciences Segment and Microelectronic, Aerospace & Transportation, Fuels & Chemicals, Power Generation, Municipal Water, Food & Beverage and Industrial in Plant markets which comprise your Industrial Segment. For instance, on page 147 your CODM is provided earnings for the seven underlying markets and regions, on pages 168, 184 and 193 your CODM is provided contribution statements which includes revenues, gross margins and SG&A expenses for BioPharm, BioSciences and Medical markets and on pages 166, 167, 182, 183, 190 and 191 your CODM is provided pricing and shipping analyses for BioPharm, BioSciences and Medical markets. Given the discrete financial information which is regularly reviewed by your CODM to assess performance it appears to us that these markets represent segments as defined by paragraph 10 of SFAS 131.

As we noted in our comment letter dated June 1, 2007, it was unclear to us how the CODM could effectively make decisions regarding the allocation of resources according to the strategic planning and budgeting processes you described as well as assess performance without a disaggregated understanding of the markets, including sales and gross profits, comprising the Life Sciences and Industrial businesses. Based on the additional financial information shared with the CODM for the Quarterly Business Performance Reviews as well as the market information provided by the Market Leaders in the Strategic Planning session, we note that additional disaggregated information at the market level is, in fact, provided and regularly reviewed by your CODM. As such, it appears to us that the markets underlying your Life Sciences and Industrial Businesses are operating segments as defined by paragraph 10 of SFAS 131.

Based on the above, please reassess for us your conclusion that you only have two operating segments. Please ensure your analysis addresses the facts that we have noted above as well as the following comments:

- You indicate that the Annual Business Planning/Budget Review sessions are conducted in the same manner as the Strategic Planning sessions and that the Annual Business Planning/Budget Review sessions serve as a forum to provide the specific roadmap for how the two segments will execute on the strategic initiatives approved by the CODM. Tell us more about these strategic initiatives. We assume that they relate to the market opportunities identified in the Annual Strategic Planning sessions.

- You indicate that you hold periodic meetings (on average, two times a month) of the executive management team (CEO, the two segment Presidents and the CFO) in which quarter and year to date information for each segment is reviewed. Provide us with the financial information that is prepared and reviewed by the CODM for these meetings.

- As previously requested, please tell us the nature of any approval process the Segment Presidents must go through to expend the capital resources allocated to the Life Sciences and Industrial businesses.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson at (202) 551-3753, Jeanne Baker at (202) 551-3691, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief